# BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

RECEIVED
2006 JUL 25 P 3:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 14, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

SUPPL

**Attention: Office of International Corporate Finance**


06015466

Dear Sirs/ Mesdames:

**Re: MAXIMUM VENTURES INC. (the "Issuer")**
**Filing of documents under Rule 12g3-2(b),**
***Securities Act* of 1934**
**File No. 82-3923**

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since May 2, 2006:

A. Copy of Annual Report as of June 24, 2006 filed with the Registrar of Companies.

B. Unaudited Financial Statements and accompanying MD&A

- copy of unaudited financial statements for the period ended March 31, 2006 with relevant MD&A.

C. Copies of Certifications of Interim Filings (Forms 52-109F2) filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

PROCESSED
JUL 25 2006
THOMSON FINANCIAL



**BERUSCHI & COMPANY**

PER: 

**GWEN WEGNER**
Paralegal

Enclosures

82-3923

Date and Time: July 14, 2006 10:31 AM Pacific Time



BRITISH COLUMBIA



**Ministry of Finance**
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

**Mailing Address:**
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

**Location:**
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626


# Annual Report

**BC COMPANY**

*FORM 6*
*BUSINESS CORPORATIONS ACT*
*Section 51*


RECEIVED
2006 JUL 25 P 3:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


*Filed Date and Time:* **June 27, 2006 04:05 PM Pacific Time**

## ANNUAL REPORT DETAILS

NAME OF COMPANY

MAXIMUM VENTURES INC.
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

INCORPORATION NUMBER
**BC0294425**

DATE OF RECOGNITION
**June 24, 1985**

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF RECOGNITION IN BC)
**June 24, 2006**

## OFFICER INFORMATION AS AT June 24, 2006

**Last Name, First Name, Middle Name:**
BROOKS, DOUGLAS B.
**Office(s) Held:** (CEO, CFO, President)

**Mailing Address:**
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

**Delivery Address:**
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

**Last Name, First Name, Middle Name:**
WEGNER, GWEN
**Office(s) Held:** (Secretary)

| **Mailing Address:** | **Delivery Address:** |
| --- | --- |
| 36252 STEPHEN LEACOCK DRIVE<br>ABBOTSFORD BC V6K 1V5<br>CANADA | 36252 STEPHEN LEACOCK DRIVE<br>ABBOTSFORD BC V6K 1V5<br>CANADA |

82-3923

RECEIVED
2006 JUL 25 P 3:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# MAXIMUM VENTURES INC.

## INTERIM FINANCIAL STATEMENTS

## MARCH 31, 2006

## (Unaudited)

# MAXIMUM VENTURES INC.

March 31, 2006

## NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

# MAXIMUM VENTURES INC.

INTERIM BALANCE SHEETS

| | March 31, 2006 (Unaudited) | September 30, 2005 (Audited) |
|---|---|---|
| **ASSETS** | | |
| Current | | |
| Cash and cash equivalents | $ 3,210 | $ 2,130 |
| GST receivable | 10,506 | 4,997 |
| Advances and prepaid expenses | 111,868 | 110,618 |
| Refundable deposit | 1,000 | 1,000 |
| | 126,584 | 118,745 |
| Equipment – Note 4 | 23,351 | 26,603 |
| Mineral properties – Note 3 | 346,102 | 346,102 |
| | $ 496,037 | $ 491,450 |
| **LIABILITIES** | | |
| Current | | |
| Accounts payable and accrued liabilities – Note 6 | $ 276,780 | $ 206,259 |
| Interest accrued | 2,063 | 2,063 |
| Loans payable | 16,074 | 16,074 |
| Due to related parties | 37,825 | 25,825 |
| | 332,742 | 250,221 |
| **SHAREHOLDERS' EQUITY** | | |
| Share Capital - Note 5 | 5,393,611 | 5,393,611 |
| Share subscriptions | 19,608 | - |
| Contributed surplus | 1,199,233 | 600,650 |
| Deficit | (6,449,157) | (5,753,032) |
| | 163,295 | 241,229 |
| | $ 496,037 | $ 491,450 |

APPROVED BY DIRECTORS:

*"Douglas B. Brooks"* **Director**
Douglas B. Brooks

*"Raymond Roland"* **Director**
Raymond Roland

SEE ACCOMPANYING NOTES

# MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
For the three and six months ended March 31, 2006 and 2005
(Unaudited)

| | **Three Months Ended March 31, 2006** | Three Months Ended March 31, 2005 | **Six Months Ended March 31, 2006** | Six Months Ended March 31, 2005 |
|---|---|---|---|---|
| **EXPENSES** | | | | |
| Amortization | **$ 1,626** | $ 1,226 | **$ 3,252** | $ 1,767 |
| Bank charges and interest – Note 5 | **4,131** | 8,577 | **7,994** | 12,940 |
| Consulting fees | **12,500** | - | **12,500** | - |
| Management fees – Note 5 | **7,500** | 7,500 | **15,000** | 15,000 |
| Office & miscellaneous | **2,044** | 2,328 | **3,109** | 3,690 |
| Professional fees | **11,520** | 27,984 | **25,912** | 116,116 |
| Property investigation | **-** | 593 | **-** | 50,247 |
| Rent | **9,000** | 9,000 | **18,000** | 18,000 |
| Shareholders communication | **1,016** | 3,589 | **3,713** | 10,789 |
| Stock-based compensation | **598,583** | | **598,583** | - |
| Transfer agent and filing fees | **2,656** | 4,054 | **6,576** | 5,787 |
| Travel and promotion | **657** | 546 | **1,486** | 1,338 |
| **NET LOSS FOR THE PERIOD** | **651,233** | 65,397 | **696,125** | 235,674 |
| **DEFICIT, BEGINNING OF THE PERIOD** | **5,797,924** | 5,531,470 | **5,753,032** | 5,361,193 |
| **DEFICIT, END OF PERIOD** | **$ 6,449,157** | $ 5,596,867 | **$ 6,449,157** | $ 5,596,867 |
| **NET LOSS PER SHARE** | **$ 0.03** | $ 0.01 | **$ 0.03** | $ 0.01 |

SEE ACCOMPANYING NOTES

# MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF CASH FLOWS

For the three and six months ended March 31, 2006 and 2005

(Unaudited)

| | **Three Months Ended March 31, 2006** | Three Months Ended March 31, 2005 | **Six Months Ended March 31, 2006** | Six Months Ended March 31, 2005 |
|---|---|---|---|---|
| **OPERATIONS** | | | | |
| Net loss for the period | **$ ( 651,233)** | $ ( 65,397) | **$ ( 696,125)** | $ ( 235,674) |
| Items not involving cash: | | | | |
| Amortization | **1,626** | 1,226 | **3,252** | 1,767 |
| Stock-based compensation | **598,583** | - | **598,583** | - |
| | **( 51,024)** | ( 64,171) | **( 94,290)** | ( 233,907) |
| Changes in non-cash working capital items related to operations: | | | | |
| Advances receivable and prepaid expenses | **( 1,250)** | ( 2,250) | **( 1,250)** | ( 11,354) |
| GST receivable | **( 3,039)** | ( 3,831) | **( 5,509)** | ( 14,702) |
| Accounts payable and accrued liabilities | **26,500** | 13,257 | **70,521** | ( 91,136) |
| Due to related parties | **12,000** | ( 1,995) | **12,000** | ( 5,760) |
| Interest accrued | **-** | ( 5,000) | **-** | ( 5,000) |
| Cash used in operating activities | **( 16,813)** | ( 63,990) | **( 18,528)** | ( 361,859) |
| **INVESTING ACTIVITIES** | | | | |
| Equipment | **-** | - | **-** | ( 26,873) |
| Deferred exploration costs | **-** | - | **-** | ( 11,315) |
| Cash used in investing activities | **-** | - | **-** | ( 38,188) |
| **FINANCING ACTIVITIES** | | | | |
| Common shares issued for cash | **-** | 634,000 | **-** | 634,000 |
| Common shares subscribed | **19,608** | ( 580,000) | **19,608** | ( 264,000) |
| Loans payable | **-** | - | **-** | ( 41,600) |
| Cash provided by financing activities | **19,608** | 54,000 | **19,608** | 328,400 |
| **INCREASE (DECREASE) IN CASH DURING THE PERIOD** | **2,795** | ( 9,990) | **1,080** | ( 71,647) |
| **CASH, BEGINNING OF THE PERIOD** | **415** | 10,017 | **2,130** | 71,674 |
| **CASH, END OF PERIOD** | **$ 3,210** | $ 27 | **$ 3,210** | $ 27 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** | | | | |
| Cash paid for: | | | | |
| Interest | **$ -** | $ - | **$ -** | $ - |
| Income taxes | **$ -** | $ - | **$ -** | $ - |

SEE ACCOMPANYING NOTES

## NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company, classified as a mining exploration/development company, is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At March 31, 2006, the Company had a working capital deficiency of $206,158 (2005 – working capital of $30,236) and an accumulated deficit of $6,449,157 since incorporation. The Company has experienced recurring losses and has not generated profitable operations since inception. Should the Company be unable to continue as a going concern, the realization of assets may be at amounts significantly less than carrying values. The continuation of the Company as a going concern is dependant on its ability to obtain additional equity capital to finance existing operations, attaining commercial production from its mineral properties, and attaining future profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## NOTE 2 – BASIS OF PRESENTATION

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company's annual financial statements for the year ended September 30, 2005, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included. Operating results for the six-months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ended September 30, 2006.

## NOTE 3 – MINERAL PROPERTIES

| | Balance, September30, 2005 | Incurred (Written-down) during the year | Balance, March 31 , 2006 |
|---|---|---|---|
| **Property costs** | | | |
| Stump Lake Property | 270,000 | - | 270,000 |
| Mongolia Property | 1 | - | 1 |
| | 270,001 | - | 270,001 |
| **Deferred exploration costs** | | | |
| Stump Lake Property | 76,100 | - | 76,100 |
| Mongolia Property | 1 | - | 1 |
| | 76,101 | - | 76,101 |
| | $ 346,102 | $ - | $ 346,102 |

**NOTE 3 – MINERAL PROPERTIES (Continued)**

**Stump Lake Property**

By an option agreement with Braniff Gold Corp. ("Braniff") dated May 10, 2002, the Company was granted an option to earn a 100% interest in the property comprising three claim units and three reverted Crown grants, located south of Kamloops, British Columbia. As consideration, the Company has agreed to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

| | |
|---|---|
| On or before November 30, 2004 (year extended to 2005) * | $ 200,000 |
| On or before November 30, 2006 | 300,000 |
| | $ 500,000 |

* Extended to July 1, 2006

As at March 31, 2006 the total amount of $76,100 had been incurred.

Cash payments:

| | |
|---|---|
| Within seven days of acceptance by TSX Venture Exchange ("TSX") | $ 150,000 (paid) |
| On or before November 1, 2002 | 25,000 (paid) |
| On or before November 30, 2003 | 75,000 (paid) |
| On or before November 30, 2005 ** | 50,000 |
| On or before November 30, 2006 | 50,000 |
| | $ 350,000 |

** Extended to April 1, 2006

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

**Mongolia Properties**

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") on November 1, 2003 to acquire up to 75% interest in the Edren Properties and the Ulaan Properties consisting of six exploration licenses located in Mongolia. As consideration the Company has agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares, to make total property maintenance payments of US$280,000, and to fund total exploration expenditures of US$4,000,000 as follows:

**NOTE 3 – MINERAL PROPERTIES (Continued)**

| | Edren Properties | Ulaan Properties |
|---|---|---|
| To earn the first 60% interest: | | |
| Within seven days of TSX acceptance for filing of the agreements to pay and issue | US$100,000 (payment extended until further notice) 500,000 common shares (issued) | US$100,000 (payment extended until further notice) 1,000,000 common shares (issued) |
| On or before May 1, 2005 to issue an additional | 750,000 common shares | 1,000,000 common shares |
| Over the four years to November 1, 2007 to make property maintenance payments at | US$25,000 per year | US$45,000 per year |
| To fund exploration staged over four years to November 1, 2007 | US$1,750,000 | US$2,250,000 |
| On or before November 1, 2007 to issue further | 1,500,000 common shares | 2,000,000 common shares |

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

During the year ended September 30, 2004, the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $1 in view of the dispute concerning its title and ownership rights. *See Note 7*

Pursuant to a letter agreement dated April 27, 2005,all payments to be made to Brant, including property payments of US$200,000 which was due on the Mongolian properties had been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the properties.

**NOTE 3 – MINERAL PROPERTIES (Continued)**

The Company ("Maximum Ventures Inc"). has commenced a legal action against Western Prospector Group Ltd., Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf, for an order and a declaration that certain Mongolian mineral exploration properties (the Mongolian claims) were acquired for Maximum either directly or as assignee but were wrongfully transferred to Western Prospector or have been wrongfully retained by Mr. de Graaf and his companies and that such properties are held in trust for Maximum, and for damages and equitable compensation from the defendants.

Maximum's statement of claim states that:

In or about May, 2002, Maximum negotiated an agreement with a partnership that included Mr. de Graaf and Anthony Beruschi, a mining investor and lawyer, whereby Maximum was to pay for all costs of a Mongolian reconnaissance program to be carried out by Mr. de Graaf.

Pursuant to the reconnaissance program, the partnership would acquire certain mineral exploration claims in Mongolia and Maximum would receive the first right to acquire all or part of such mineral exploration claims.

From 2002 to July, 2004, Maximum advanced in excess of $340,000 to Mr. de Graaf and his companies to finance their efforts in identifying, acquiring by staking or otherwise, and exploring interests in mineral properties in Mongolia.

During 2002 to 2004, Mr. de Graaf identified and staked and/or acquired or negotiated to acquire properties resulting in several groups of properties in Mongolia, comprising more than 30 distinct mineral properties for the partnership, in a continuing reconnaissance, staking and acquisition program.

The partnership agreed to make the Mongolian claims available to Maximum and to help Maximum build itself into a successful company by facilitating Maximum's acquisition of certain of the Mongolian claims.

In or about October, 2003, at Mr. de Graaf's request, Mr. Beruschi, Mr. de Graaf and Brant Enterprises, a company controlled by Mr. de Graaf, agreed to replace and supersede their partnership agreement with a new agreement which included the provisions that:

Mr. de Graaf and Brant would relinquish any interest in the Mongolian claims except for a certain remaining interest in two of the Mongolian property groups known as the Ulaan and Edren properties, which would be held by Brant in trust for Mr. Beruschi; and

Mr. Beruschi was the sole beneficial owner of all of the Mongolian claims and such claims would be held in trust for him by Mr. de Graaf and Brant, Mr. de Graaf would become the president of Maximum to assist Maximum in raising funds and to be responsible for managing all aspects of Maximum's reconnaissance exploration and acquisition programs for minerals in Mongolia, including the Ulaan and Edren claims, and Mr. de Graaf and Brant were to hold the Mongolian claims, and all payments in connection with the option agreements entered into pursuant to the Ulaan and Edren properties, in trust for Mr. Beruschi.

**NOTE 3 – MINERAL PROPERTIES (Continued)**

Subsequently, Mr. de Graaf wrongfully caused certain of the Mongolian claims to be vended to Western Prospector, and failed to carry out his commitments to act as president of Maximum and assist Maximum in raising funds and thereby Mr. de Graaf prevented or hindered Maximum's ability to raise funds by way of private placement to make the payments required pursuant to the Ulaan and Edren agreements.

In or about March, 2004, Brant wrongfully, under Mr. de Graafs direction and control, purported to vend certain Mongolian claims known as the Selenge Aimag claims, inter alia, to Western Prospector.

In or about October, 2004, Mr. de Graaf wrongfully caused additional Mongolian claims within the Saddle Hills uranium basin in eastern Mongolia to be transferred to Western Prospector.

Pursuant to Mr. de Graafs responsibilities in managing the exploration for minerals in Mongolia and in particular, with respect to the Ulaan and Edren claims, Mr. de Graaf arranged for and obtained samples to be taken from those claims and delivered them to an independent laboratory for metallurgical analysis, which results were received by Mr. de Graaf or his agent in the summer of 2004; however, contrary to his obligations to Mr. Beruschi and/or Maximum, Mr. de Graaf refused to deliver the lab results to Mr. Beruschi or Maximum.

In or about December, 2004, Mr. de Graaf, in further breach of his trust and fiduciary duties to Mr. Beruschi and/or Maximum, identified certain Mongolian mineral prospects and wrongfully caused or facilitated transactions whereby Western Prospector acquired an interest in a property in Mongolia known as the Mardaigol property, and whereby Western Prospector acquired two additional contiguous mineral exploration licences within the Gurvanbulag target area of the Saddle Hills uranium basin.

Maximum has entered into an agreement dated March 2, 2006, with Mr. Beruschi, pursuant to which it is the assignee of any rights or claims that Mr. Beruschi may have against the defendants and any other person, firm or company, with respect to the matters referred to in Maximum's action. The agreement provides that Mr. Beruschi will have a 30-per-cent carried interest in the properties to mining feasibility study if Maximum chooses to develop the properties. The agreement also provides that Mr. Beruschi receives exclusive marketing rights to uranium production from the Mongolian claims, a 2-per-cent net smelter royalty on the products and that Three, Thirty-Three Nine Great Endeavours, a private company solely owned by Mr. Beruschi, receives a production royalty on uranium produced from the Mongolian claims starting at $1.50 per pound for uranium sales at less than $20 per pound, and increasing as the uranium sale price increases.

Mr. de Graff was appointed as a director of Western Prospector in March, 2004.

Maximum is claiming against the defendants for:

- an order and a declaration that the Mongolian claims are held in trust for Maximum;
- an accounting of all interest in and profits derived from the Mongolian claims;
- disgorgement of all interest in and profits from the Mongolian claims in favour of Maximum; and
- damages, equitable compensation, common law or equitable damages, interest and costs.

The defendants have filed Statements of Defense. Te litigation is continuing.

**MAXIMUM VENTURES INC.**
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the six months ended March 31, 2006
(Unaudited)

**NOTE 4 – EQUIPMENT**

| | Cost | Accumulated Amortization | Net Carrying Amount 2006 | Net Carrying Amount 2005 |
|---|---|---|---|---|
| Computer | $ 4,909 | $ 2,321 | $ 2,588 | $ 3,494 |
| Office equipment | 2,052 | 649 | 1,403 | 1,754 |
| Automobile | 25,000 | 5,640 | 19,360 | 23,808 |
| | $ 31,961 | $ 8,610 | $ 23,351 | $ 29,056 |

**NOTE 5 - SHARE CAPITAL**

Authorized:

100,000,000 common shares without par value.

| Issued and Fully Paid | | Number of Shares | Dollar Value |
|---|---|---|---|
| Balance September 30, 2003 | | 12,560,171 | $ 3,590,611 |
| For cash: | | | |
| - for mineral property (Stump Lake) | – at $0.10 | 200,000 | 20,000 |
| - pursuant to exercise of stock options | – at $0.15 | 1,150,000 | 172,500 |
| - pursuant to exercise of warrants | – at $0.10 | 1,800,000 | 180,000 |
| - pursuant to private placement | – at $0.1275 | 3,231,372 | 387,000 |
| - for mineral property (Mongolia) | – at $0.25 | 1,500,000 | 375,000 |
| - for mineral property (finder's fee) | – at $0.1275 | 150,000 | 37,500 |
| Balance September 30, 2004 | | 20,591,543 | 4,762,611 |
| For cash: | | | |
| - pursuant to exercise of warrants | – at $0.10 | 2,790,000 | 279,000 |
| - pursuant to private placement | – at $0.1275 | 1,803,922 | 230,000 |
| - pursuant to private placement | – at $0.50 | 250,000 | 125,000 |
| - finder's fee | | - | (3,000) |
| Balance September 30, 2005 and March 31, 2006 | | 25,435,465 | $ 5,393,611 |

As of March 31, 2006, the company's transfer agent held 107,142 (2005 – 107,142) common shares in escrow.

**NOTE 5 - SHARE CAPITAL (Continued)**

Commitments

Stock-based compensation plan

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time of the grant.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of March 31, 2006 and 2005 and changes during the years ending on those dates is presented below:

| | March 31, 2006 | | March 31, 2005 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding at beginning of period | 1,445,000 | $0.65 | 1,465,000 | $0.65 |
| Granted | 2,543,546 | $0.50 | - | - |
| Expired | (1,445,000) | ($0.65) | - | - |
| Options outstanding and exercisable at end of period | 2,543,546 | $0.50 | 1,465,000 | $0.65 |

The Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the period ended March 31, 2006 the Company recorded a non-cash compensation charge of $598,583 upon the issuance of 2,543,546 stock options. The weighted average fair value of the options was $0.24 per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

| | 2006 | 2005 |
|---|---|---|
| Risk-free interest rate | 3.75% | - |
| Dividend yield | - | - |
| Expected stock price volatility | 60.25% | - |
| Weighted average expected stock option life | 2 years | - |

**NOTE 5 - SHARE CAPITAL (Continued)**

Share purchase warrants

Share purchase warrant transactions as at March 31, 2006, are summarized as follows:

| | Number of Shares | Weighted average Exercise price |
|---|---|---|
| Outstanding, beginning of period | 5,285,294 | $ 0.28 |
| Granted | - | $ - |
| Exercised | - | $ - |
| Expired | (3,231,372) | $ 0.25 |
| Outstanding, end of period | 2,053,922 | $ 0.31 |

At March 31, 2006 the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 1,803,922 | $0.25 | February 22, 2007 |
| 250,000 | $0.75 | February 22, 2007 |
| 2,053,922 | | |

**NOTE 6 – RELATED PARTY TRANSACTIONS**

During the six months ended March 31, 2006 and 2005, the Company incurred the following costs charged by the company controlled by a director of the Company:

| | Six months ended March 31, 2006 | 2005 |
|---|---|---|
| Consulting fees | $ 12,500 | $ - |
| Management fees | - | 15,000 |
| Interest | - | 6,502 |
| | $ 12,500 | $ 21,502 |

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties. The Company is charged interest at 2% per month on the balance due to a company controlled by a former director. As at August 31, 2005 the management agreement with Selkirk Angler's Guide Services Ltd. was cancelled.

At March 31, 2006, accounts payable includes $ Nil (2005: $15,246) due to a company controlled by director of the Company.

The Company entered into a loan agreement with one of its directors for $120,000. The Company may draw the loan in whole or in parts, until August 31, 2006 or until the Company completes a financing in excess of $500,000. The loan will be fully repaid when financing in excess of $500,000 is reached. No interest is payable on the loan until after February 1, 2007, and thereafter interest is payable at a rate of 6% per annum.

**NOTE 7 – CONTINGENT ASSET**

A dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. The Company has commenced an action in the Supreme Court of British Columbia naming Kenneth de Graaf, companies controlled by Mr. de Graaf and Western Prospector Group Ltd., as defendants. Mr. de Graaf is a director and an officer of the company.

**NOTE 8 – SUBSEQUENT EVENTS**

a) On April 11, 2006, the Company closed a non-brokered private placement financing of $404,000, consisting of 1,616,000 units, at 25 cents per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for 50 cents per share per share for a period of one year. The private placement is restricted to former placees whose warrants expired during the period that the company was cease traded. Funds from the financing will be used for working capital and in connection with possible litigation matters.

b) On April 18, 2006, the Company agreed to a non-brokered private placement financing of $300,000 comprising 600,000 units at 50 cents per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for 75 cents per share for a period of one year.

   Anthony Beruschi is a placee, and is involved in Maximum's litigation with Western Prospector Group Ltd. and Kenneth de Graaf with respect to Mongolian mineral exploration properties, as disclosed in Maximum's news in Stockwatch dated March 2, 2006, and Western Prospector's news in Stockwatch dated March 3, 2006.

   Funds from the financing will be used for general working capital and for litigation matters.

   The financing is subject to acceptance for filing by the TSX Venture Exchange.

# MAXIMUM VENTURES INC.
## Management Discussion and Analysis of Financial Condition and Results of Operations

**MARCH 31, 2006**

**BACKGROUND**

The following discussion and analysis, prepared as of May 26, 2006, should be read together with the interim financial statements for the six-months ended March 31, 2006 and 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the six-month period ended March 31, 2006 is prepared as of, and contains disclosure of material changes occurring up to and including, May 26, 2006.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

**OVERVIEW**

Maximum is a mineral exploration company. The Company is the subject of Cease Trade Orders ("CTOs") issued by the British Columbia Securities Commission (the "BCSC") dated March 1, 2005 pursuant to Section 164(1) of the British Columbia *Securities Act* (the "Act") and by the Alberta Securities Commission (the "ASC") dated June 17, 2005 pursuant to Section 198 of the Alberta *Securities Act*, for failure to file on time its annual financial statements for the year ended September 30, 2004, and interim financial statements for the quarters ended December 31, 2004, and March 31, 2005 respectively and is suspended from trading on the NEX Board of the TSX Venture Exchange. In June, 2005, Maximum completed all of its outstanding financial statements filings and paid all related fees.

In June 2005 the Company submitted applications for revocation of the CTOs and, as a dormant issuer pursuant to BC Policy 12-603 (the "Policy"), reactivation pursuant to the Policy for purposes of returning to trade on the NEX Board. The applications are under review by the BCSC and the ASC.

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company has operations in Mongolia where it is searching primarily for Gold and Copper, and in Canada where it is searching primarily for Gold and Silver.

During the period under review the Company received notification that the Alberta and British Columbia Securities Commissions had advised the TSX Venture Exchange that the Cease Trade Orders issued against the Company have been revoked and effective January 12, 2006, trading was reinstated in the securities of the Company.

**MAXIMUM VENTURES INC.**
**Management Discussion and Analysis of Financial Condition and Results of Operations**
**MARCH 31, 2006**

**MINERAL PROPERTIES**

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

| | Balance, September 30, 2005 | Incurred (Written-down) during the period | **Balance, March 31, 2006** |
|---|---|---|---|
| **Property costs:** | | | |
| Stump Lake Property | 270,000 | - | **270,000** |
| Mongolia Properties | 1 | - | **1** |
| | 270,001 | - | **270,001** |
| **Deferred Exploration Expenditures:** | | | |
| Stump Lake Property | 76,100 | - | **76,100** |
| Mongolia Properties | 1 | - | **1** |
| | 76,101 | - | **76,101** |
| | $ 346,102 | $ - | **$ 346,102** |

***Stump Lake Property, Canada***

**Acquisition**

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, the Company has to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

| | |
|---|---|
| On or before November 30, 2004 (year extended to 2005) * | $ 200,000 |
| On or before November 30, 2006 | 300,000 |
| | $ 500,000 |

* Extended to July 1, 2006

**MINERAL PROPERTIES – *CONT'D***

*Stump Lake Property, Canada – Cont'd*

As at March 31, 2006, the Company has incurred exploration expenditures of $76,100 as follows:

| | 2005 |
|---|---|
| Assay | $ 3,120 |
| Concession fees | 1,514 |
| Geological consulting | 69,634 |
| Travel | 1,832 |
| | $ 76,100 |

Cash payments:

| | |
|---|---|
| Within seven days of acceptance by TSX Venture Exchange ("TSX") | $ 150,000 (paid) |
| On or before November 1, 2002 | 25,000 (paid) |
| On or before November 30, 2003 | 75,000 (paid) |
| On or before November 30, 2005 ** | 50,000 |
| On or before November 30, 2006 | 50,000 |
| | $ 350,000 |

** Extended to April 1, 2006

Common shares:

The Company is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

EXPENDITURES

Exploration expenditure for the six-months ended March 31, 2006, totalled $Nil. Expenditure during the comparable period ending March 31, 2005, was $11,315.

Exploration

The Company plans to conduct further exploration work on the Stump Lake property which could include geological mapping, trenching and geophysics and depending on the results, a later second stage could follow including exploration drilling. The property is currently ready for a mapping and geophysical work, additional trenching and drilling would require work permit applications.

Geological mapping is anticipated to include a more detailed structural study to better understand the deformation patterns and structural controls of the shears, mineralized veins and stringers within the shear zones and further search for shear zone outcrops.

**MINERAL PROPERTIES – *CONT'D***

*Stump Lake Property, Canada – Cont'd*

Geophysical surveys using IP and resistivity methods are anticipated to better delineate features identified by the earlier survey. Further surveys should be continued to the northeast and southwest of the completed grid using line spacing of 100 meters.

Such surveys will not only target existing mineralization within shear zones, but will also explore the possibility of porphyry related mineralization occurring below the existing exploration and mining level.

The Company plans a financing designed to finance the anticipated exploration program including mapping, further trenching and geophysics. This financing is expected to take the property to its next stage of exploration including drilling.

***Edren and Ulaan Properties, Mongolia***

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to incur exploration expenditures totalling US$4,000,000 as follows:

***Edren and Ulaan Properties, Mongolia***

| | Edren Properties | Ulaan Properties |
|---|---|---|
| To earn the first 60% interest: | | |
| Within seven days of TSX acceptance for filing of the agreements to pay and issue | US$100,000 (payment extended until further notice)<br>500,000 common shares (issued) | US$100,000 (payment extended until further notice)<br>1,000,000 common shares (issued) |
| On or before May 1, 2005, to issue an additional | 750,000 common shares | 1,000,000 common shares |
| Over the four years to November 1, 2007, to make property maintenance Payments at | US $25,000 per year | US $ 45,000 per year |
| To make cash payments to November 1, 2007, totalling | US$300,000 | US$480,000 |
| To fund exploration staged over four years to November 1, 2007, totalling | US$1,750,000 | US$2,250,000 |
| On or before November 1, 2007, to issue further | 1,500,000 common shares | 2,000,000 common shares |

**MINERAL PROPERTIES - *CONT'D***

*Edren and Ulaan Properties, Mongolia – Cont'd*

Upon the Company having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

The Company has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

A dispute has arisen as to the Company's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. As at September 30, 2004 the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of disputes concerning the Company's title and ownership rights.

Prior to September 30, 2004, the Company conducted initial surface exploration, including surface mapping and sampling, and received 43-101 technical reports on the properties. This exploration was followed by more detailed mapping and sampling during the year ended September 30, 2004. In connection with ongoing disputes concerning the Company's title and beneficial rights to the Edren properties and Ulaan properties, the Company has not received exploration information including data or subsequent reports on exploration, property investigations or detailed accounting information. Prior to the year ended September 30, 2004 the Company made payments, advances and incurred property expenses recorded at $257,177 on Mongolian properties.

Under the Edren and Ulaan property option agreements the Company is required to make yearly property payments totalling US$70,000 for the Edren properties and Ulaan properties. As of April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Edren properties and Ulaan properties, have been waived by a person who is asserting beneficial ownership of the remaining interest in the Ulaan properties and Edren properties.

During the period under review, the Company ("Maximum Ventures Inc") commenced legal action against Western Prospector Group Ltd., Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf, for an order and a declaration that certain Mongolian mineral exploration properties (the Mongolian claims) were acquired for Maximum either directly or as assignee but were wrongfully transferred to Western Prospector or have been wrongfully retained by Mr. de Graaf and his companies and that such properties are held in trust for Maximum, and for damages and equitable compensation from the defendants.

Maximum's statement of claim states that:

**MINERAL PROPERTIES - *CONT'D***

*Edren and Ulaan Properties, Mongolia – Cont'd*

In or about May, 2002, Maximum negotiated an agreement with a partnership that included Mr. de Graaf and Anthony Beruschi, a mining investor and lawyer, whereby Maximum was to pay for all costs of a Mongolian reconnaissance program to be carried out by Mr. de Graaf.

Pursuant to the reconnaissance program, the partnership would acquire certain mineral exploration claims in Mongolia and Maximum would receive the first right to acquire all or part of such mineral exploration claims.

From 2002 to July, 2004, Maximum advanced in excess of $340,000 to Mr. de Graaf and his companies to finance their efforts in identifying, acquiring by staking or otherwise, and exploring interests in mineral properties in Mongolia.

During 2002 to 2004, Mr. de Graaf identified and staked and/or acquired or negotiated to acquire properties resulting in several groups of properties in Mongolia, comprising more than 30 distinct mineral properties for the partnership, in a continuing reconnaissance, staking and acquisition program.

The partnership agreed to make the Mongolian claims available to Maximum and to help Maximum build itself into a successful company by facilitating Maximum's acquisition of certain of the Mongolian claims.

In or about October, 2003, at Mr. de Graaf's request, Mr. Beruschi, Mr. de Graaf and Brant Enterprises, a company controlled by Mr. de Graaf, agreed to replace and supersede their partnership agreement with a new agreement which included the provisions that:

Mr. de Graaf and Brant would relinquish any interest in the Mongolian claims except for a certain remaining interest in two of the Mongolian property groups known as the Ulaan and Edren properties, which would be held by Brant in trust for Mr. Beruschi; and

Mr. Beruschi was the sole beneficial owner of all of the Mongolian claims and such claims would be held in trust for him by Mr. de Graaf and Brant, Mr. de Graaf would become the president of Maximum to assist Maximum in raising funds and to be responsible for managing all aspects of Maximum's reconnaissance exploration and acquisition programs for minerals in Mongolia, including the Ulaan and Edren claims, and Mr. de Graaf and Brant were to hold the Mongolian claims, and all payments in connection with the option agreements entered into pursuant to the Ulaan and Edren properties, in trust for Mr. Beruschi.

Subsequently, Mr. de Graaf wrongfully caused certain of the Mongolian claims to be vended to Western Prospector, and failed to carry out his commitments to act as president of Maximum and assist Maximum in raising funds and thereby Mr. de Graaf prevented or hindered Maximum's ability to raise funds by way of private placement to make the payments required pursuant to the Ulaan and Edren agreements.

In or about March, 2004, Brant wrongfully, under Mr. de Graaf's direction and control, purported to vend certain Mongolian claims known as the Selenge Aimag claims, inter alia, to Western Prospector.

**MINERAL PROPERTIES – *CONT'D***

*Edren and Ulaan Properties, Mongolia – Cont'd*

In or about October, 2004, Mr. de Graaf wrongfully caused additional Mongolian claims within the Saddle Hills uranium basin in eastern Mongolia to be transferred to Western Prospector.

Pursuant to Mr. de Graaf's responsibilities in managing the exploration for minerals in Mongolia and in particular, with respect to the Ulaan and Edren claims, Mr. de Graaf arranged for and obtained samples to be taken from those claims and delivered them to an independent laboratory for metallurgical analysis, which results were received by Mr. de Graaf or his agent in the summer of 2004; however, contrary to his obligations to Mr. Beruschi and/or Maximum, Mr. de Graaf refused to deliver the lab results to Mr. Beruschi or Maximum.

In or about December, 2004, Mr. de Graaf, in further breach of his trust and fiduciary duties to Mr. Beruschi and/or Maximum, identified certain Mongolian mineral prospects and wrongfully caused or facilitated transactions whereby Western Prospector acquired an interest in a property in Mongolia known as the Mardaigol property, and whereby Western Prospector acquired two additional contiguous mineral exploration licences within the Gurvanbulag target area of the Saddle Hills uranium basin.

Maximum has entered into an agreement dated March 2, 2006, with Mr. Beruschi, pursuant to which it is the assignee of any rights or claims that Mr. Beruschi may have against the defendants and any other person, firm or company, with respect to the matters referred to in Maximum's action. The agreement provides that Mr. Beruschi will have a 30-per-cent carried interest in the properties to mining feasibility study if Maximum chooses to develop the properties. The agreement also provides that Mr. Beruschi receives exclusive marketing rights to uranium production from the Mongolian claims, a 2-per-cent net smelter royalty on the products and that Three, Thirty-Three Nine Great Endeavours, a private company solely owned by Mr. Beruschi, receives a production royalty on uranium produced from the Mongolian claims starting at $1.50 per pound for uranium sales at less than $20 per pound, and increasing as the uranium sale price increases.

Mr. de Graff was appointed as a director of Western Prospector in March, 2004.

Maximum is claiming against the defendants for:

- an order and a declaration that the Mongolian claims are held in trust for Maximum;
- an accounting of all interest in and profits derived from the Mongolian claims;
- disgorgement of all interest in and profits from the Mongolian claims in favour of Maximum; and
- damages, equitable compensation, common law or equitable damages, interest and costs.

**SELECTED FINANCIAL INFORMATION**

The following table presents audited selected financial information for the years ended September 30, 2005, 2004, 2003 and the unaudited information for six-months ended March 31, 2006 and 2005.

**MAXIMUM VENTURES INC.**
**Management Discussion and Analysis of Financial Condition and Results of Operations**
**MARCH 31, 2006**

| | Six-months ended March 31, 2006 | Six-months ended March 31, 2005 | Year ended September 30, 2005 | Year ended September 30, 2004 | Year ended September 30, 2003 |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Revenue | - | - | - | - | - |
| Net loss | (696,125) | (235,674) | (391,839) | (1,798,284) | (185,012) |
| Basic and diluted loss per share | (0.03) | (0.01) | (0.02) | (0.09) | (0.02) |
| Total assets | 496,037 | 536,795 | 491,450 | 545,965 | 744,104 |

**RESULTS OF OPERATIONS**

For the six-months ended March 31, 2006 the net loss was $696,125 or $0.03 per share compared to the net loss of $235,674 or $0.01 per share for the same period in 2005. The increase in the net loss of $460,451 was primarily due to non-cash stock-compensation expenses of $598,583, consulting fees of $12,500 with corresponding decreases in professional fees of $90,204, property investigation expenses of $50,247 and $7,076 in shareholders communication expenses with the balance of the decrease of $2,105 spread over the remainder of the expenditures.

During fiscal 2005, the Company continued working with the regulatory authorities on reactivation and returning to trade on the NEX Board. On January 12, 2006 the Company was reactivated and returned to trade on the NEX Board.

*Three-months ended March 31, 2006*

For the three-months ended March 31, 2006 the net loss was $651,233 or $0.03 per share compared to the net loss of $65,397 or $0.01 per share for the same period in 2005. The increase in the net loss of $585,836 was primarily due to non-cash stock-compensation expenses of $598,583, consulting fees of $12,500 with corresponding decreases in professional fees of $16,464, bank charges and interest of $4,446, shareholder communication costs of $2,573 and $1,398 in transfer agent and filing fees with a the balance of the decrease of $366 spread over the remainder of the expenditures.

*Year ended September 30, 2005*

For the year ended September 30, 2005 the net loss was $391,839 or $0.02 per share compared to the net loss of $1,798,284 or $0.09 per share for the same period in 2004. The decrease in the net loss $1,406,445 was primarily due to decreases of $600,650 in stock-based compensation expenses, write down of mineral property and deferred exploration of $674,680, mineral properties investigation costs of $110,502, office and miscellaneous of $73,259, transfer agent and filing fees of $18,277, travel and promotion of $25,338, public and shareholder relations expenses of $10,360, bank charges and interest of $5,236 with corresponding increases in professional fees of $105,848, and the balance of the increases of $6,009 spread over the remainder of the expenses.

**MAXIMUM VENTURES INC.**
**Management Discussion and Analysis of Financial Condition and Results of Operations**
**MARCH 31, 2006**

**REVENUES**

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

**EXPENSES**

The following table identifies the changes in general and administrative expense for the years ended September 30, 2005, 2004 and 2003 and for the six-months ended March 31, 2006 and 2005.

| | **Six-months ended March 31, 2006** | **Six-months ended March 31, 2005** | Year ended September 30, 2005 | Year ended September 30, 2004 | Year ended September 30, 2003 |
|---|---|---|---|---|---|
| | **$** | **$** | $ | $ | $ |
| Depreciation | **3,252** | **1,767** | 4,220 | 961 | 178 |
| Increase (decrease) % * | **84.04** | | 339.12 | 439.89 | 100.00 |
| Automobile | **-** | **-** | - | - | - |
| Increase (decrease) % * | **-** | | - | - | - |
| Bank charges and interest | **7,994** | **12,940** | 6,487 | 11,723 | 15,371 |
| Increase (decrease) % * | **(38.22)** | | -44.66 | (6.69) | (6.69) |
| Consulting | **12,500** | **-** | 30,250 | 25,000 | 14,700 |
| Increase (decrease) % * | **100** | | 21.00 | 70.07 | (55.18) |
| Management fees | **15,000** | **15,000** | 27,500 | 30,000 | 30,000 |
| Increase (decrease) % * | **-** | **-** | (0.08) | - | - |
| Office and misc. | **3,109** | **3,690** | 15,286 | 88,545 | 5,700 |
| Increase (decrease) % * | **(15.75)** | **-** | (82.73) | 1,453.42 | (27.14) |
| Professional fees | **25,912** | **116,116** | 186,166 | 80,318 | 62,877 |
| Increase (decrease) % * | **(77.68)** | **-** | 131.79 | 27.74 | (6.93) |
| Property investigation | **-** | **50,247** | 55,498 | 166,000 | - |
| Increase (decrease) % * | **(100.00)** | **-** | (66.57) | 100.00 | (100.00) |
| Rent | **18,000** | **18,000** | 36,000 | 36,000 | 37,500 |
| Increase (decrease) % * | **-** | **-** | - | (4.00) | 19.05 |
| Shareholder communication | **3,713** | **10,789** | 10,789 | 21,149 | - |
| Increase (decrease) % * | **(65.59)** | **-** | (48.98) | 100.00 | - |
| Stock-based compensation | **598,583** | **-** | - | 600,650 | - |
| Increase (decrease) % * | **100** | **-** | (100) | 100 | - |
| Transfer agent and filing fees | **6,576** | **5,787** | 19,388 | 37,665 | 11,956 |
| Increase (decrease) % * | **13.63** | **-** | (48.53) | 215.03 | 19.57 |
| Travel and promotion | **1,486** | **1,338** | 255 | 25,593 | 6,730 |
| Increase (decrease) %* | **11.06** | **-** | (99.00) | 280.28 | 305.17 |

- Increase (decrease) expressed in % compared to the prior quarter and years..

**MAXIMUM VENTURES INC.**
**Management Discussion and Analysis of Financial Condition and Results of Operations**
**MARCH 31, 2006**

**SUMMARY OF QUARTERLY RESULTS**

The following table presents unaudited selected financial information for each of the last eight quarters:

| | YEARS ENDED SEPTEMBER 30, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **2006** | | **2005** | | | | **2004** | |
| | Qrt 1 | Qrt 2 | Qrt 1 | Qrt 2 | Qrt 3 | Qrt 4 | Qrt 3 | Qrt 4 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Revenue | - | - | - | - | - | - | - | - |
| Net Loss | (44,892) | (651,233) | (170,277) | (65,397) | (56,902) | (99,263) | (46,399) | (1,638,045) |
| Basic/diluted Loss per share | (0.01) | (0.02) | (0.01) | (0.01) | (0.01) | (0.01) | (0.01) | (0.06) |

During the fourth quarter of the fiscal 2004 the Company's net loss was primarily affected by $600,650 stock based compensation expense, $166,000 mineral property investigation costs and $674,680 write-down of the Company's properties in Mongolia.

The net loss for the second quarter of the fiscal 2006 was $651,233 compared to the net loss of $65,397 for the same period in fiscal 2005. The increase in the net loss was primarily due to stock-based compensation expenses of $598,583. The net loss for the third quarters of fiscal 2005 is comparable to the loss for the same quarters in fiscal 2004.

**LIQUIDITY AND CAPITAL RESOURCES**

At March 31, 2006, the Company had a working capital deficiency of $206,158 (March 31, 2005 – working capital of $ 30,236).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

During the year ended September 30, 2005, the Company completed a private placement of 1,803,922 common shares at $0.1275 per share for proceeds of $230,000. In connection with this private placement, 1,803,922 warrants exercisable at $0.25 per share were issued, expiring on or before February 22, 2007.

During the year ended September 30, 2004, the Company agreed to a $492,000 private placement of 984,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.75 per share.

During the year ended September 30, 2005, a portion of the private placement of 250,000 common shares at $0.50 per share was closed for proceeds of $125,000. In connection with this private placement, 250,000 warrants at $0.50 per share were issued, exercisable at $0.75 per share, expiring on or before February 22, 2007.

**LIQUIDITY AND CAPITAL RESOURCES - *CONT'D***

During the year ended September 30, 2005, a portion of the private placement of 250,000 common shares at $0.50 per share was closed for proceeds of $125,000. In connection with this private placement, 250,000 warrants at $0.50 per share were issued, exercisable at $0.75 per share, expiring on or before February 22, 2007.

On January 12, 2006, the Company agreed to a non-brokered private placement financing of up to $404,000, consisting of up to 1,616,000 units, at 25 cents per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for 50 cents per share per share for a period of one year. The private placement is restricted to former placees whose warrants expired during the period that the company was cease traded. Funds from the financing will be used for working capital and in connection with possible litigation matters.

On February 7, 2006, the above private placement was accepted for filing by the TSX Venture Exchange.

**Subsequent to March 31, 2006**, on April 18, 2006, the Company agreed to a non-brokered private placement financing of $300,000 comprising 600,000 units at 50 cents per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for 75 cents per share for a period of one year.

Anthony Beruschi is a placee, and is involved in Maximum's litigation with Western Prospector Group Ltd. and Kenneth de Graaf with respect to Mongolian mineral exploration properties, as disclosed in Maximum's news in Stockwatch dated March 2, 2006, and Western Prospector's news in Stockwatch dated March 3, 2006.

Funds from the financing will be used for general working capital and for litigation matters.

The financing is subject to acceptance for filing by the TSX Venture Exchange.

At March 31, 2006, the Company held cash on hand of $3,210 (2005: $27) and liabilities totalled $332,742 (2005: $136,401).

Maximum plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

The Company does not have any off-balance sheet arrangements.

# MAXIMUM VENTURES INC.
## Management Discussion and Analysis of Financial Condition and Results of Operations
### MARCH 31, 2006

**SHARE CAPITAL**

Authorized:

100,000,000 common shares without par value.

| Issued and Fully Paid | | Number of Shares | Dollar Value |
|---|---|---|---|
| Balance September 30, 2003 | | 12,560,171 | $ 3,590,611 |
| For cash: | | | |
| - for mineral property (Stump Lake) | – at $0.10 | 200,000 | 20,000 |
| - pursuant to exercise of stock options | – at $0.15 | 1,150,000 | 172,500 |
| - pursuant to exercise of warrants | – at $0.10 | 1,800,000 | 180,000 |
| - pursuant to private placement | – at $0.1275 | 3,231,372 | 387,000 |
| - for mineral property (Mongolia) | – at $0.25 | 1,500,000 | 375,000 |
| - for mineral property (finder's fee) | – at $0.1275 | 150,000 | 37,500 |
| Balance September 30, 2004 | | 20,591,543 | 4,762,611 |
| Issued and Fully Paid | | | |
| - pursuant to exercise of warrants | – at $0.10 | 2,790,000 | 279,000 |
| - pursuant to private placement | – at $0.1275 | 1,803,922 | 230,000 |
| - pursuant to private placement | – at $0.50 | 250,000 | 125,000 |
| - finder's fee | | - | (3,000) |
| Balance September 30, 2005 and March 31, 2006 | | 25,435,465 | $ 5,393,611 |

Shares Held in Escrow

As at March 31, 2006, 107,142 (March 31, 2005 – 107,142) common shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the written consent of the regulatory authorities.

Stock Options

Stock-based compensation plan

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time of the grant.

**SHARE CAPITAL -** ***CONT'D***

Stock Options

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. A summary of the status of the stock option plan as of March 31, 2006 and 2005 and changes during the years ending on those dates is presented below:

| | March 31, 2006 | | March 31, 2005 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding at beginning of period | 1,445,000 | $0.65 | 1,465,000 | $0.65 |
| Granted | 2,543,546 | $0.50 | - | - |
| Expired | (1,445,000) | ($0.65) | - | - |
| Options outstanding and exercisable at end of period | 2,543,546 | $0.50 | 1,465,000 | $0.65 |

The Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the period ended March 31, 2006 the Company recorded a non-cash compensation charge of $598,583 upon the issuance of 2,543,546 stock options. The weighted average fair value of the options was $0.24 per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

| | 2006 | 2005 |
|---|---|---|
| Risk-free interest rate | 3.75% | - |
| Dividend yield | - | - |
| Expected stock price volatility | 60.25% | - |
| Weighted average expected stock option life | 2 years | - |

**SHARE CAPITAL** – ***CONT'D***

Share Purchase Warrants

At March 31, 2006, the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 1,803,922 | $0.25 | February 22, 2007 |
| 250,000 | $0.75 | February 22, 2007 |
| 2,053,922 | | |

**RELATED PARTY TRANSACTIONS**

During the six-months ended March 31, 2006 and 2005, the Company incurred the following costs charged by the company controlled by a director of the Company:

| | Three months ended December 31, 2005 | 2004 |
|---|---|---|
| Consulting fees | $ 12,500 | $ - |
| Management fees | - | 15,000 |
| Interest | - | 6,502 |
| | $ 12,500 | $ 21,502 |

These transactions were in the normal course of business and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties. Interest was charged on outstanding balance owed during the period. As at August 31, 2005 the management agreement with Selkirk Angler's Guide Services Ltd. was cancelled.

At March 31, 2006, accounts payable includes $ Nil (2005: $15,246) due to a company controlled by a director of the Company.

During the period under review, the Company entered into a loan agreement with one of its directors for $120,000. The Company may draw the loan in whole or in parts, until August 31, 2006 or until the Company completes a financing in excess of $500,000. The loan will be fully repaid when financing in excess of $500,000 is reached. No interest is payable on the loan until after February 1, 2007, and thereafter interest is payable at a rate of 6% per annum.

**MAXIMUM VENTURES INC.**
**Management Discussion and Analysis of Financial Condition and Results of Operations**
**MARCH 31, 2006**

**CHANGES IN ACCOUNTING PRINCIPLES**

Stock Based Compensation

The Company has early adopted the accounting recommendations of the CICA Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments". Under these recommendations the Company provides certain pro forma disclosures as required by the fair value method of accounting for stock options for its fiscal year ended September 30, 2003, and recognizes an expense for options granted on or after January 1, 2004.

The Company uses the Black Scholes option valuation model to value stock options. The Black Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.

The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

**Mineral Properties**

Mineral property acquisition costs and related exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option agreement, where payments are made at the sole discretion of the Company, are recorded upon payment. Option payments received are treated as a reduction of the carrying value of the related deferred costs until the Company's costs are recovered. Option payments received in excess of costs incurred are credited to revenue.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

Although the Company has taken steps to verify title to mineral properties, these procedures do not guarantee the Company's title. Property title may be subject to un-registered prior agreements or other impediments.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

### Asset Retirement Obligations

Effective September 1, 2004, the Company adopted the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation.

A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at March 31, 2006, no provision has been made for asset retirement obligations.

### OUTSTANDING SHARE DATA

As at May 26, 2006 the Company had authorized share capital of 100,000,000 shares without a par value. Shares outstanding as at May 26, 2006 totalled 25,435,465 shares. There were 2,053,922 warrants outstanding and 2,543,546 stock options outstanding.

### RISKS AND UNCERTAINTIES

The Company competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

### FORWARD – LOOKING STATEMENTS

Except for historical information, this "Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

**MAXIMUM VENTURES INC.**
**Management Discussion and Analysis of Financial Condition and Results of Operations**
**MARCH 31, 2006**

**SUBSEQUENT EVENTS**

a) On April 11, 2006, the Company closed a non-brokered private placement financing of $404,000, consisting of 1,616,000 units, at 25 cents per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for 50 cents per share per share for a period of one year. The private placement is restricted to former placees whose warrants expired during the period that the company was cease traded. Funds from the financing will be used for working capital and in connection with possible litigation matters.

82-3725

**MAXIMUM VENTURES INC.**

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

RECEIVED
2006 JUL 25 P 3:2
OFFICE OF INTERNATION
CORPORATE FINANCE

I, Douglas B. Brooks, President and Chief Executive Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the "Issuer") for the interim period ending **March 31, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: May 30, 2006

*"Douglas B. Brooks"*
**Douglas B. Brooks**
President & CEO

**MAXIMUM VENTURES INC.**

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, Douglas B. Brooks, Chief Financial Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the "Issuer") for the interim period ending **March 31, 2006;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: May 30, 2006

*"Douglas B. Brooks"*
**Douglas B. Brooks**
CFO